MAIL STOP 7010
							June 14, 2006

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190

RE:	Comstock Homebuilding Companies, Inc.
	Registration Statement on Form S-3
	File No. 333-134485
	Filed: May 25, 2006
		Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Clemente:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 18

1. Please describe the transaction(s) in which the selling shareholders received their shares or warrants. Please disclose the material terms of the escrow agreement entered into pursuant to the
Purchase Agreement filed as exhibit 10.1.

2. Please describe any relationship that you had with any selling shareholder during the past three years pursuant to Item 507 of Regulation S-K.

3. If any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please identify it as such. Please note that selling shareholders who are broker-dealers must be identified as underwriters in the prospectus. For selling shareholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

4. For any selling stockholders that are not natural persons and not
a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  See Interpretation 4S. of Regulation S-K Item
507
in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Plan of Distribution, page 20

5. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Use of Proceeds, page 21

6. Please disclose your intended use of proceeds for the funds that you receive upon exercise of the warrants.

Where You Can Find More Information, page 22

7. Please specifically incorporate by reference all reports filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act since the end of fiscal ended December 31, 2005. We note that you have not listed four current reports on Form 8-K that were filed since the end of fiscal 2005. Please refer to Item 12(a)(2) of Form S-3.

Form 10-K for the fiscal year ended December 31, 2005
Note 19. Subsequent Events, page F-28

8. Please provide us with a comprehensive discussion of how you determined that financial statements of Parker-Chandler Home, Inc. were not required to be filed in accordance with Rule 3-05 of Regulation S-X. In this regard, please provide us with your tests of significance.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      ?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      ?	the action of the Commission or the staff, acting
pursuant
to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      ?	the company may not assert staff comments and the
declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768. Please contact Craig Slivka, Staff Attorney, at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at
(202) 551-3767, with any other questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Stephen Riddick, Esq.

Christopher Clemente
Comstock Homebuilding Companies, Inc.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE